November 15, 2005

VIA TELEFAX (202) 772-9217
Zafar Hasan, Esq.
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         Re:      AVVAA World Health Care Products, Inc.
                  Amendment No. 3 to Registration Statement on Form SB-2 File Number 333-124667

Dear Mr. Hasan:

We represent AVVAA World Health Care Products, Inc. ("AVVAA"). In response to Ms. Ibolya Ignat's verbal comments regarding the above referenced filing, the following are the Company's responses:

Question 1

In the SB-2 Amendment No.3 filing on page 21 in the MD&A you commented on the legal action with a former employee. Why did you not disclose this contingency in the related financial statements in accordance with FAS 5?

Answer: The Company has reviewed the August 31, 2005 financial statements and the contingency as disclosed in the note 14 and made the necessary adjustments to ensure compliance with FAS 5. The Company has added to Note 14, "The Company and its legal counsel believe that liability in excess of the recorded liability is remote."

Question 2 (a)

 In the SB-2 Amendment No.3 on page 17 on the May 31, 2004 10 KSB financial statements, the related party was reclassified in the cash flow statement but was not reflected in the restatement footnote.

Answer: The cash flow statement has been adjusted in the May 31, 2004 financial statements summarizing changes and included a similar disclosure of the May 31, 2005 financial statements.

Related Parties had been reclassified to operating activities in the February 28, 2005 and the May 31, 2004 financial statements included in the SB-2 Amendment No.2 and no amendments were filed. But in the SB-2 Amendment No.3 both the amended May 31, 2004 and February 28, 2005 reflect advances from related parties as a financing activity not operating activity.

Question 2 (b)

Please assure us that you have reviewed for consistency the SB-2 Amendment No.3 and all the restated financial statements.

Answer: The Company has compared the financial statements in the SB-2 Amendment No.3 with the amended financial statements in the various filings and found them consistent in every case with the exception of the cash flow statement in the Amendment No.1 to the May 31, 2005 10-KSB comparative figures in the Cash Flow Statement, and the necessary corrections have been made.

Question 3 (a)

In the May 31, 2005 10-KSB in paragraph 8 (a) regarding controls and procedures, you need to confirm whether or not your reevaluation indicated that the control procedures were effective at May 31, 2004.

Answer: The Company's revaluation determined that there was a deficiency in control procedures at May 31, 2004. The Company is satisfied that adequate control procedures are currently in place and no additional changes to the financial statements are required.

The last sentence of paragraph 8(a) of the May 31, 2005 10-KSB has been amended as follows:

 "As a result of this re-evaluation, the Company believes that the errors relating to the deficient control procedures were detected and properly reflected in the financial statements. The company believes that its control procedures currently in place are effective."

Questions 3 (b)

As per Regulation 307, you need to ensure that your procedures not only include recording, processing, and summarization for reporting to management but also for reporting to shareholders and investors.

Answer: The first sentence of Item 8 (a) has been amended to document our current procedures, as follows:

"Our Chief Executive Officer and Chief Financial Officer (collectively the "Certifying Officers") maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information which is required to be disclosed is recorded, processed, summarized and communicated to management and shareholders on a timely basis."


Question 4

Please change CFO certificate in the August 31 2005 10-QSB, as it incorrectly refers to "amendment number 1".

Answer: Please note that all certifications in the August 31, 2005 10-QSB have been amended to refer to Amendment No. 1, as the filing will be the first amendment.

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If you have any questions, please call me.

Very truly yours,

ANSLOW & JACLIN, LLP


BY:   /s/ Richard I. Anslow
      ---------------------
      RICHARD I. ANSLOW